Via Facsimile and U.S. Mail
Mail Stop 6010

March 3, 2008

Mr. Nicholas Stone
Chief Executive Officer
Max Nutrition, Inc.
8531 Santa Monica Blvd.,
West Hollywood, CA   90069

> **Re: Item 4.01 Form 8-K/A**
> **Filed February 28, 2008**
> **File No. 333-141327**

Dear Mr. Stone:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revision unnecessary.

Item 4.01 8-K/A

1. It is unclear from your former accountant's letter dated February 27, 2008 and furnished as an Exhibit to your Item 4.01 Form 8-K/A filed on February 28, 2008 whether your former accountant agrees with the statements made in the amended Form 8-K/A filed on February 28, 2008. Please amend your filing to include, as Exhibit 16, an updated letter from your former accountants, as required by Item 304(a)(3) of Regulation S-B. Please ensure that your former accountants date their letter. In their updated letter the former accountant should state whether it agrees with the statements made in the second amendment to the Item 4.01 Form 8-F filing.

2. In connection with responding to our comments, please provide a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

As appropriate, please amend your filing in response to these comments and provide us the information requested within 5 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 5-day period. Please furnish a letter with your response that keys your responses to our comments. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

If you have any questions, please do not hesitate to call me at (202) 551-3656.

Sincerely,

Ibolya Ignat
Staff Accountant